Exhibit (h)(iv)

EXPENSE LIMITATION AGREEMENT

This Agreement is made as of this 7th day of November, 2017, by and between Smead Funds Trust (the “Trust”), on behalf of the series and classes of the Trust listed on the attached Exhibit A (the “Funds”), and Smead Capital Management, Inc. (the “Adviser”).

WHEREAS, the Adviser and the Trust, on behalf of each Fund, have entered into an Investment Advisory Agreement dated as of November 21, 2014, pursuant to which the Trust provides certain advisory services to each Fund for compensation; and

WHEREAS, the Adviser desires to pay certain expenses of the Funds and/or waive fees payable under the Investment Advisory Agreement in order to reduce the ordinary annual fund operating expenses borne by shareholders of certain classes of shares of the Funds.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the Trust and the Adviser as follows:

1.        For the period commencing as of the date upon which the shares classes subject to this Agreement first accept purchase subscriptions and continuing until March 31, 2019, the Adviser hereby agrees to pay Fund expenses and/or waive Investment Advisory Agreement fees in amounts sufficient to maintain the Expense Limit (as defined below) specified for each class of shares of each Fund listed on Schedule A.

2.        For purposes of this Agreement, the “Expense Limit” with respect to any class of any Fund shall be expressed as a ratio of ordinary annual class operating expenses to average net assets of the class (“Operating Expense Ratio”), it being understood that ordinary annual class operating expenses shall exclude taxes, leverage, interest, brokerage commissions, dividends and interest expense on securities sold short, “Acquired Fund Fees and Expenses” (as that term is used in Form N-1A and interpreted by the Securities and Exchange Commission), and extraordinary expenses such as litigation.

3.        In the event that the current Operating Expense Ratio of a Fund and share class, as accrued each month, exceeds its Expense Limit, the Adviser will pay the Fund (for the benefit of the relevant share class), on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

4.        During the term of this Agreement, the Adviser shall not have the right to increase any Expense Limit set forth in Schedule A for any class of any Fund, but it shall have the right, in its discretion, to reduce the Expense Limit set forth in Schedule A for any class of any Fund, provided that the Adviser furnishes written notice of the new Expense Limit and its effective date to the Board of Trustees within 30 days of the reduction in the Expense Limit. The Adviser hereby acknowledges and agrees that any such reduced Expense Limit shall remain in effect for the remaining term of the Agreement or such other period as the Board and the Adviser find appropriate.

5.        The Adviser retains the right to receive reimbursement of excess expense payments paid by it hereunder in subsequent fiscal years if the aggregate amount actually paid by a Fund (and applicable share class) toward operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable Expense Limit. Under this Agreement, the Adviser has the right to recoup reimbursements made in any fiscal year over the following three fiscal years. Any such reimbursement is contingent upon review and approval by the Trust’s Board of Trustees at the time the reimbursement is to be made. Such reimbursement may not be paid prior to the payment of current operating expenses of the Fund (and applicable share class).

6.        The Adviser understands and intends that each of the Funds will rely on this Agreement in preparing and filing its registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating the net asset value of each of its classes of shares and for other purposes, and expressly permits each Fund to do so.

7.        This Agreement and the attached Schedule A set forth the entire agreement and understanding of the parties relating to the subject matter hereof and supersede all prior agreements, arrangements and understandings, written or oral, among the parties.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.

SMEAD FUNDS TRUST	SMEAD CAPITAL MANAGEMENT, INC.

By: /s/ Cole Smead Name: Cole Smead Title: President	By: /s/ Steve LeMire Name: Steve LeMire Title: CCO

Schedule A

Expense Limits

Smead Value Fund
Class I3	1.00%
Class S	1.25%